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August 31, 2005	Writer’s Direct Contact
(650) 813-5641
JBastian@mofo.com

By Telefacsimile and Mail

Ms. Tara L. Harkins

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	O2Micro International Limited

Comments on Form 20-F for the Year Ended December 31, 2004

File No. 000-30910

Dear Ms. Harkins:

On behalf of our client, O2Micro International Limited (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 27, 2005 which was received by the Company on July 27, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Annual Report on Form 20-F for the Year Ended December 31, 2004

Item 3. Key Information, page 1

Risk Factors, page 3

1.	We note your disclosure that you indemnify third parties with whom you enter into contractual relationships, including customers, and that you have determined that it is not possible to determine the maximum amount of potential liability under these indemnification obligations due to your lack of prior indemnification claims. In future filings please disclose in the notes to the consolidated financial statements describe the nature of these indemnification obligations, including the approximate term of these guarantees, how the guarantees arose, the events or circumstances that would require you to perform under these guarantees, and other disclosures required by paragraph 13 of FIN 45.

Ms. Tara L. Harkins

August 31, 2005

Page Two

RESPONSE:

The Company supplementally advises the Staff that the Company will disclose in future filings the nature of these indemnification obligations, including the approximate term of these guarantees, how the guarantees arose, the events or circumstances that would require the Company to perform under these guarantees, and other disclosures required by paragraph 13 of FIN 45.

Item 15. Controls and Procedures, page 45

2.	We note from page 12 that your independent accountants identified a reportable condition in connection with their 2004 audit and that you remediated the concerns that gave rise to the reportable condition in 2005. Please tell us the following related to the reportable condition:

•	Explain in detail the nature of the reportable condition

•	Describe the specific steps that you have taken to remediate the reportable condition and whether you believe that the reportable condition existed at the end of the reporting period.

We may have further comment upon reviewing your response.

RESPONSE:

The Company supplementally provides the Staff with the following information related to the reportable condition.

Our independent accountant identified a calculation and financial statement disclosure error in our volatility assumption used to compute the fair value of stock options for purposes of the pro forma disclosure as required by FASB Statement 123. They recommended we enhance accounting personnel resources and technical accounting expertise for US GAAP and SEC reporting requirements either by hiring additional resources internally or training existing resources.

We have appointed an outside consultant to assist us reviewing our current stock option plans. With his professional advisory services, we amended our 2003 20-F filing to comply with the requirements of FASB Statement 123.

To enhance our accounting personnel resources and technical accounting expertise, we have:

1)	Appointed a public accounting firm to provide quarterly training sessions to our accountants with regard to the US GAAP and SEC reporting requirements. We just completed this quarter’s training session in July.

2)	Commenced our search for candidates with strong US GAAP and SEC reporting experience. We have interviewed several candidates.

Ms. Tara L. Harkins

August 31, 2005

Page Three

3.	We note your statement that “any controls and procedures, no matter how well designed and operated, can only provide only reasonable, not absolute, assurance of achieving the desired control objectives.” Please revise your future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

RESPONSE:

The Company supplementally advises the Staff that it will state in future filings that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

4.	We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please revise your future filings to disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 15(a) of Form 20-F and Part III.F of Management’s Reports on Internal control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

RESPONSE:

The Company supplementally advises the Staff that it will disclose in future filings management’s conclusion regarding the effectiveness of its disclosure controls and procedures as of the end of the period covered by the annual report.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Summary of Significant Accounting Policies, page F-9

Fair Value of Financial Instruments, page F-10

5.	We note that you determine the fair value of your short-term and long-term investments based upon “other factors” if no quoted market price is available. Please tell us and revise your future filings to describe in detail specifically how you determine the fair value of your investments in cases where there is not a quoted market price. Your disclosure should indicate the factors that were considered along with any significant assumptions made and estimates used in developing such fair value.

Ms. Tara L. Harkins

August 31, 2005

Page Four

RESPONSE:

The Company supplementally provides the Staff with the following information regarding its determination of the fair value of its investments in cases where there is not a quoted market price.

Short-term investments represent time deposits with maturities of more than three months but less than one year; US treasury bills, corporate bonds, foreign government bonds and corporate stock. Except for time deposits, all other short-term investments are recorded at quoted market prices. Time deposits are carried at cost, which approximate the fair value due to the short-term of maturity.

Long term investments represent investments in private company and listed company equity securities. The investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The investments in listed company equity securities are classified as available-for-sale securities and are recorded at market value. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business planning in determining the fair value of these investments and whether an other than temporary decline in value exists.

The Company supplementally advises the Staff that it will disclose this information in future filings.

Very truly yours,

/s/ Justin L. Bastian

cc: Mr. Sterling Du, O2Micro International Limited